82-2244

IRM 55-102F6

ISIDER REPORT

e instructions on the back of this report)

1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: GUGGENHEIM

GIVEN NAMES: SALOMON JAKOV

NO. STREET APT: 3 BAECH AUSTRASSE

CITY: BAECH

PROV: SWITZERLAND POSTAL CODE: 8806

BUSINESS TELEPHONE NUMBER: 411-224-3200 EXT

BUSINESS FAX NUMBER: 411-224-3212

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☐ QUEBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND [redacted]
☐ NOVA SCOTIA

03032555

SEC MAIL RECEIVED OCT 03 2003 PROCESSING

2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: | | | |

DATE OF LAST REPORT FILED (DD MM YY): 16 06 03

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DD MM YY):

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☒ NO

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, B, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	145,600					Ø	Ø		☐	145,600	2	mother
STOCK OPTIONS	200,000					Ø	Ø		☐	200,000	|	
COMMON	30,000	29	08	03	10	9,000		.25	☒	39,000	|	
		26	09	03	10	125,000		.30	☐	164,000	|	

PROCESSED OCT 09 2003 THOMSON FINANCIAL

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): SALOMON GUGGENHEIM SIGNATURE: [signature]

DATE OF THIS REPORT (DD MM YY): 30 09 03

dw 10/7

55-102F6 Rev. 2002/2/8 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE